Exhibit 23

Consent of Independent Auditors

The Board of Directors and Shareholders
Pixelworks, Inc.:

    We consent to incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-41720 and 333-41722) of Pixelworks, Inc. of our report dated January 16, 2001, relating to the balance sheets of Pixelworks, Inc. as of December 31, 2000 and 1999, and the related statements of operations, redeemable convertible preferred stock and shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 10-K of Pixelworks, Inc.

                      /s/ KPMG LLP

Portland, Oregon
March 29, 2001